News Release

Resin Systems Signs Long-term Composite Pole Distribution Agreement

Edmonton, Alberta, February 17, 2004: Resin Systems Inc. (RSI) (RS–TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies Inc. today announced the signing of a long term comprehensive distribution agreement with EECOL Electric Ltd. (“EECOL”). The agreement provides for the distribution of the power, lighting and communications utility products being produced by RSI utilizing the company’s patented “Version” resin systems. The initial region covered by this agreement includes the provinces of Alberta, Saskatchewan and Manitoba. The agreement contains sales performance criteria and growth objectives, which are aligned with RSI’s overall sales targets.

EECOL www.eecol.com, which is headquartered in Calgary, Alberta, has a global presence with 63 branches located in the Americas (north & south) with a specific focus on Western Canada.   The total direct staff includes in excess of 700 employees, making it one of Canada’s largest distribution companies in its sector.

EECOL provides the electrical material supply requirements of industry (utilities), contractors, E.P.C.'s and institutional customers with large and complete inventories (now including composite poles and cross arms), technically qualified personnel and prompt and efficient service.

EECOL is a member of IED Limited Partnership, a National Procurement and Marketing Association of Independent Electrical Distributors.

For further information contact:

Greg Pendura                                                                                                                       Paul Giannelia

President & CEO                                                                                                  Chief Executive Officer

Resin Systems Inc.                                                                                                    RS Technologies Inc.

Ph: (780) 482-1953                                                                                                          Ph: (403) 219-8000

Email: greg@resinsystemsinc.com                                                                  Email: pg@grouprsi.com

                                                                                                                          www.resinsystemsinc.com

Grant Howard                                                                                   John Robinson or Robert Kennedy

The Howard Group Inc.                                                                                        Current Capital Corp.

Ph: (888) 221-0915                                                                          Ph: (416) 860-0211 or 1-877-859-5200

Email: grant@ howardgroupinc.com                                                 Email: john@currentcapitalc.om

www.howardgroupinc.com                                                              Email: robert@urrentcapital.com

                                                                                                                             www.currentcapital.com

This news release contains "forward-looking statements" within the meaning of the United States federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Resin Systems Inc. undertakes no obligation to publicly update or revise any forward-looking statement contained in this news release except as required by law.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.